EXHIBIT 3.2.2

CERTIFICATE OF AMENDMENT OF BYLAWS
OF
ASK JEEVES, INC.

     The undersigned, being the duly appointed Secretary of Ask Jeeves, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the final sentence of Section 28(b) of the Bylaws of the Corporation, as ratified by the Board in an action by written consent dated June 4, 2003, was amended and restated by a vote of the Board of Directors at a meeting duly held on October 30, 2003 to read in its entirety as follows:

If the corporation has neither a President nor a Chief Executive Officer (other than pursuant to this sentence), then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

Dated: November 12, 2003

/s/ Brett M. Robertson
Brett M. Robertson
Secretary and General Counsel
Ask Jeeves, Inc.